April 15, 2005

Pamela Long

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 0409

Washington, D.C. 20549

RE:	ICON Leasing Fund Eleven, LLC (the “Company”)

Amendment No. 5 to Registration Statement on Form S-1 (“Amendment No. 5”)

File No.:         333-121790

Filed:             April 15, 2005

Dear Ms. Long:

We are providing to you, Craig Slivka, Dale Welcome and Jeanne Baker herewith two courtesy copies of Amendment No. 5 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to the above referenced Registration Statement.

If you have any questions with respect to any of our responses, please feel free to call me at (540) 372-3979 or Michael A. Reisner, General Counsel of ICON Capital Corp, at (212) 418-4718.

Sincerely,

/s/ Deborah S. Froling

Deborah S. Froling

cc:	Craig Slivka, Esq.

Dale Welcome

Jeanne Baker

Michael A. Reisner, Esq.

Thomas G. Voekler, Esq.